SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 25, 2026.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

ZIP Code 01010-010, São Paulo, State of São Paulo

Ana Lucia Pereira

Listing and Issuer Oversight Department

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Securities Exchange Commission

Mr. Fernando Soares Vieira - Superintendent of Corporate Relations

Ref.: Letter No. 293/2026-SLE dated September 24, 2026 - Braskem S.A. - Request for Clarification Regarding News Report Published in the Media

Dear Sir/Madam,

We refer to the recent news reports published in the media regarding the extrajudicial reorganization of the Company and certain of its subsidiaries and to B3 Letter No. 293/2026-SLE (the “Letter”), dated September 24, 2026, pursuant to which you requested clarifications from Braskem S.A. (“Braskem” or the “Company”), as detailed below:

“Ref.: Request for clarification regarding news report published in the media

Dear Sir,

In a news article published by the newspaper Valor Econômico on September 23, 2026, under the headline “MPSP recommends suspension of Braskem Idesa’s restructuring and appointment of a judicial administrator at Braskem,” it is stated, among other things, that:

• The São Paulo State Public Prosecutor’s Office (MPSP) recommended the suspension of Braskem Idesa’s financial restructuring, which comprises US$415 million in financing and an additional US$71 million capital contribution by Braskem S.A. to the Mexican subsidiary, as well as the appointment of a judicial administrator to oversee the extrajudicial reorganization of the Brazilian petrochemical company, following questions raised before the Court by a group of financial creditors.

• In a petition filed under seal in the proceeding pending before the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of the Capital of the State of São Paulo, those creditors, holders of international debt securities and debentures issued by Braskem S.A., raised questions regarding the structure of Braskem Idesa’s Chapter 11 proceeding, a judicial reorganization proceeding in the United States.

• According to the publicly available opinion issued by the MPSP, the group requested that the Chapter 11 proceeding be challenged on the grounds that it had not received sufficient information regarding the financial restructuring of the Mexican operation, particularly feasibility studies, and that this action could potentially result in the commitment of approximately US$800 million in funds.

• “[The creditors] argued that funds belonging to the Brazilian debtors were being directed for the benefit of creditors of a foreign subsidiary, potentially reducing the assets available to creditors subject to the Brazilian extrajudicial reorganization,” the MPSP stated.

• According to the MPSP’s document, in light of these facts, the creditors requested urgent injunctive relief in Brazil for the “immediate suspension of any payment, capital contribution, transfer of funds, conversion into equity or assumption of debt” by Braskem and its subsidiaries. The petition has yet to be reviewed by the judge presiding over the petrochemical company’s case before the São Paulo State Court, Tainá Maria Leonardo de Oliveira.

• In practice, according to sources heard by Valor, even if the judge grants the challenge, it will have no immediate effect on Braskem Idesa’s financial restructuring. Of the total funds contemplated, approximately US$230 million and US$49 million under the first two tranches have already been contributed to the operation, and no request has been made for the remittance to be reversed. The third tranche will only be remitted upon completion of the Chapter 11 proceeding, which is expected to occur within two or three months. […]

• The MPSP recommends, on an exceptional basis, the appointment of a judicial administrator to oversee the extrajudicial reorganization of the Brazilian petrochemical company, given the complexity of the proceeding. In extrajudicial reorganization cases, the Court typically appoints an expert, whereas judicial administrators are commonly appointed in judicial reorganization proceedings.

We request clarification regarding the matters highlighted above by September 25, 2026, including confirmation or denial thereof, as well as any other information deemed relevant.”

As disclosed in the Material Facts dated August 24 and 28, 2026, the Company and certain of its subsidiaries (together with the Company, the “Debtors”) filed a petition for extrajudicial reorganization (the “Extrajudicial Reorganization”), which was assigned to the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of the Capital of the State of São Paulo (the “Extrajudicial Reorganization Court”), pursuant to Law No. 11,101/05. The Extrajudicial Reorganization Court granted the processing of the Extrajudicial Reorganization and ratified the suspension, for a period of 120 days, already taking into account the deduction of the 60 days granted by the prior decision that awarded injunctive relief, of all ongoing enforcement proceedings against the Debtors by creditors subject to the Extrajudicial Reorganization, including the suspension of: (i) the statute of limitations applicable to the Debtors’ obligations; (ii) lawsuits and enforcement proceedings filed against the Debtors, or any other proceeding related to the covered claims, including bankruptcy petitions; and (iii) orders of retention, attachment, seizure, sequestration, search and seizure, and judicial or extrajudicial constriction over the assets, pursuant to Paragraph 8 of Article 163 in conjunction with Article 6, both of Law No. 11,101/05.

On September 22, 2026, the Public Prosecutor’s Office submitted an opinion on the pleadings filed in the Extrajudicial Reorganization proceeding, including the motions for clarification filed by certain creditors, recommending, among other matters, that Braskem be ordered to refrain from taking any further actions to implement the restructuring of Braskem Idesa S.A.P.I. de C.V. and that a judicial administrator be appointed for Braskem. The submission by the Public Prosecutor’s Office is not a decision and represents its opinion on the matters discussed in the records of the Extrajudicial Reorganization proceeding.

As disclosed in the Material Fact published on this date, the Company became aware of a decision issued in the Extrajudicial Reorganization proceeding, the full text of which was made available through a link on the Company’s website and which, among other determinations, addressed the submission made by the Public Prosecutor’s Office.

The Company further stated that: (i) the decision remains pending official publication; (ii) it is evaluating the consequences and next steps; and (iii) it will keep the market informed of any relevant developments.

There being no further matters to address at this time, we remain at your disposal for any further clarification that may be required.

Additional information can be obtained from the Investor Relations Department by phone at +55 (11) 3576-9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.